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                                         Filed by Carolina Power & Light Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Carolina Power & Light Company
                                                   Commission File No. 001-03382



On March 6, 2000, Carolina Power & Light Company and Florida Progress Corporation issued the following press release:

CAROLINA POWER & LIGHT AND FLORIDA PROGRESS SHAREHOLDERS TO BENEFIT FROM NEW SYNTHETIC FUEL PLANTS

CP&L AND FLORIDA PROGRESS BOARDS OF DIRECTORS UNANIMOUSLY APPROVE AMENDMENT TO SHARE EXCHANGE AGREEMENT

RALEIGH, N.C. and ST. PETERSBURG, Fla., March 6 -- Carolina Power and Light Company ("CP&L") [NYSE: CPL] and Florida Progress Corporation [NYSE: FPC] announced today that, in connection with Florida Progress' purchase of four synthetic fuel plants, their boards of directors have unanimously approved an amendment to the August 22, 1999 share exchange agreement. The amendment provides Florida Progress shareholders with the potential for additional compensation if the future operations of the four plants purchased in October 1999 by Electric Fuels Corporation, a subsidiary of Florida Progress, produce certain economic results. The amendment is further described in a publicly available amended preliminary joint proxy statement filed today with the Securities & Exchange Commission.

The amendment provides for the issuance of one Contingent Value Obligation (CVO) for each share of Florida Progress stock, in addition to the initial purchase price of $54.00 per share (in the form of a combination of cash and CP&L Energy's -- the new name of CP&L's holding company previously known as CP&L Holdings -- common stock). The CVOs will be issued along with the cash and CP&L Energy's stock at the time of the share exchange. The holders of the CVOs will be entitled to payments in the event that the four synthetic fuel plants achieve certain economic performance levels during the years 2001 through 2007.

Electric Fuels entered the synthetic fuels business as a natural extension of its coal business in mid-1998 through the purchase of majority interests in three synthetic fuel plants. These plants combine a petroleum-based substance with coal fines to produce the synthetic fuel. This fuel qualifies for alternative fuel tax credits in accordance with section 29 of the U.S. Internal Revenue Code.


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"This is a great opportunity for CP&L, Florida Progress and the shareholders of both companies," said William Cavanaugh, chairman, president and chief executive officer of CP&L. "This investment has the potential to generate significant value for shareholders, while at the same time keeping the original terms of our agreement intact. Florida Progress has a proven track record of producing favorable results from its current synthetic fuel plants. All of us at CP&L look forward to completing our merger with Florida Progress this fall so that we may realize the benefits of that track record and the significant value this investment creates for all of our shareholders. This investment is but one of the many exciting opportunities before us."

Richard Korpan, chairman, president and chief executive officer of Florida Progress, said, "Electric Fuel's expansion of its coal operations through synthetic fuel has been very successful. We are building on that success through the purchase of four new plants. The issuance of the CVOs enables Florida Progress shareholders to potentially benefit from these new investments. We are very pleased that we were able to achieve that goal while keeping the essential terms of our merger agreement intact."

Florida Progress estimates that annual sales from the four new plants could range between 2.2 and 2.5 million tons each. Under such operating conditions, the four plants could produce on average $140 million of net after-tax cash flow annually from 2001 through 2007. Under the CVO arrangement, the first $80 million of net after-tax cash flow in each year will be retained by CP&L and any excess will be shared equally between CP&L and the CVO holders. The estimated amount payable to CVO holders will be held by The Chase Manhattan Bank pending the finalization of CP&L's corporate income tax return each year.

Due to the length of time needed to finalize each tax year, the payments to CVO holders, if any, are not expected to begin any earlier than 2007. Amounts deposited with The Chase Manhattan Bank will be invested in U.S. Treasury securities until paid out.

Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, the state's second largest electric utility serving 1.4 million customers in central and northern Florida. Diversified operations include coal mining, synthetic fuel production, rail services, and marine and energy operations.

Carolina Power & Light (CP&L), headquartered in Raleigh, North Carolina, provides energy to one of the fastest growing regions in the country. Its 30,000 square mile service area reaches about half of North Carolina and about one-fourth of South Carolina. CP&L is engaged in the generation, transmission, distribution and sale of electricity to 1.2 million customers. CP&L also provides natural gas though a wholly owned subsidiary to 178,000 customers. CP&L's diversified operations include Interpath, a network-based application service provider and Strategic Resources Solutions, an integrated facility- and energy-management solutions company. Additional information on CP&L can be found at http://www.cplc.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements including estimated production and sales of synthetic fuel, the average amount of annual net cash flow expected from synthetic fuel sales, the


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expected date by which payments to CVO holders may begin, and the estimated payments to CVO holders. These statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from expectations. Key factors that could have a direct bearing on the company's ability to meet these projections include market acceptance of synthetic fuel, competition from competing products, impacts of environmental regulations on potential buyers, income tax issues related to synthetic fuel tax credits and other factors.


In connection with the share exchange between CP&L Energy and Florida Progress, Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number:
Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina
27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE
JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION
CONCERNING THE SHARE EXCHANGE.

        CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

        Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.